As filed with the Securities and Exchange Commission on May 18, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

BRAZIL
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing non-voting preferred shares, without par value, of Companhia Brasileira de Distribuição	100,000,000 American Depositary Shares	$5.00	$.05	$535.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

EMM-836548_3

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-836548_3

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of May 28, 1997, among  Companhia Brasileira de Distribuição, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

*b.

Letter agreement among Companhia Brasileira de Distribuição and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

________________

*

Incorporated by reference to Registration Statement on Form F-6 No. 33-99758.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 18,  2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for non—voting preferred shares, without par value, of Companhia Brasileira de Distribuição.

By:

The Bank of New York,
 As Depositary

By:  /s/ Allen Murray

Name: Allen Murray

Title:  Managing Director

Pursuant to the requirements of the Securities Act of 1933, Companhia Brasileira de Distribuição has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Sao Paulo, Brazil on May 18, 2006.

Companhia Brasileira de Distribuição

By:  /s/ Fernando Quieroz Trancanella

Name:  Fernando Queiroz Tracanella

Title:  Investor Relations Officer

By:  /s/ Enéas César Pestana Neto

Name:  Enéas César Pestana Neto

Title: Financial Administrative and Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 18, 2006.

_________________________________ Name: Valentim dos Santos Diniz Honorable Chairman	/s/ Donald J. Puglisi Name: Puglisi & Associates Authorized U.S. Representative
/s/ Abílio dos Santos Diniz Name: Abílio dos Santos Diniz Chairman	/s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Financial Administrative and Accounting Officer (principal financial and accounting officer)
/s/ Ana Maria Falleiros dos Santos Diniz D’Avila Name: Ana Maria Falleiros dos Santos Diniz D’Avila Director	/s/ Cássio Casseb Lima Name: Cássio Casseb Lima Chief Executive Officer (principal executive officer)
_____________________________________ Name: João Paulo Falleiros dos Santos Diniz Director
/s/ Pedro Paulo Falleiros dos Santos Diniz Name: Pedro Paulo Falleiros dos Santos Diniz Director
/s/ Geyze Marchesi Diniz Name: Geyze Marchesi Diniz Director
/s/ Maria Silvia Bastos Marques Name: Maria Silvia Bastos Marques Director
__________________________ Name: Gerald Dinu Reiss Director
____________________________ Name: Candido Botelho Bracher Director
____________________________ Name: Jean-Charles Henri Naouri Director
/s/ Jacques Patrice Marie Joseph Tierny Name: Jacques Patrice Marie Joseph Tierny Director
__________________________ Name: Hakim Laurent Aouani Director
/s/ Francis André Mauger Name: Francis André Mauger Director
__________________________ Name: Joël Luc Albert Mornet Director
/s/ Henri Philippe Reichstul Name: Henri Philippe Reichstul Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of May 28, 1997, among  Companhia Brasileira de Distribuição, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.